UN
SECURITIES AN
Wash

08032176

SEC
Mail Processing
Section

JUL 02 2008

Washington, DC
105

AB*
7/3

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67476

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2007 AND ENDING March 30, 2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Duxbury Financial LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Depot Street
(No. and Street)

Duxbury (City) MA (State) 02332 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory P. Day 781-934-8560
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

7200 Glen Forest Dr., Suite 200 (Address) Richmond (City) VA (State) 23226 (Zip Code)

PROCESSED
JUL 09 2008
THOMSON REUTERS

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/7

OATH OR AFFIRMATION

I, Gregory P. Day, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Duxbury Financial, LLC**, as of **March 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President, CEO
Title

Ruth Kaplan
Notary Public

RUTH KAPLAN
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMMISSION EXPIRES 7/20/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member and Oversight Board
Duxbury Financial LLC

We have audited the accompanying statement of financial condition of Duxbury Financial LLC (the Company) as of March 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Duxbury Financial LLC as of March 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Richmond, Virginia
June 30, 2008

Duxbury Financial LLC
Statement Of Financial Condition
March 31, 2008

Assets		
Cash and cash equivalents	$	191,877
Fee revenue receivable		215,364
Other assets		408
Total assets	**$**	**407,649**
Liabilities And Member's Equity (Deficit)		
Liabilities:		
Accrued payroll	$	1,110,000
Accounts payable and accrued expenses		95,527
Total liabilities		1,205,527
Member's Equity (Deficit)		(797,878)
Total liabilities and member's equity (deficit)	**$**	**407,649**

See Notes To Statement of Financial Condition

Duxbury Financial LLC

Notes To Statement of Financial Condition

Note 1. Nature Of Business And Significant Accounting Policies

Nature of business: Duxbury Financial LLC (the Company), is a registered broker-dealer with the Securities and Exchange Commissions (SEC), and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company, at present time, does not have any customers and does not hold securities or carry margin accounts on behalf of customers. The Company's activities include structuring private placements for sale to qualified institutional investors and serving as consultant to issuers and asset managers on financing matters.

The Company is a wholly owned subsidiary of Financial Services Capital, LLC (the Parent or Member) which is wholly owned by Capital Ventures, LLC. Capital Ventures, LLC also wholly owns Development Capital, LLC which wholly owns Clark Realty Capital, LLC (Clark).

A summary of the Company's significant accounting policies follows:

Fee revenue: The Company earns revenue from two sources: private placement financing transactions and realty asset management. The Company recognizes fee revenue from private placement financing transactions upon completion of the sale. Fee revenue from realty asset management is recognized when earned based on individual contracts.

Cash and cash equivalents: The Company considers cash on hand and amounts on deposit in various financial institutions, and short-term liquid investments with maturities of three months or less to be cash and cash equivalents. The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts for the year ended March 31, 2008.

Income taxes: Income taxes have not been provided, as the member is individually liable for taxes, if any, on its share of the Company's net income or loss.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New accounting standard: In July 2006 the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes* – an interpretation of FASB Statement 109. In January 2008, the FASB deferred the effective date of FIN 48. FIN 48 also applies to pass-through entities, so that even normally tax-exempt entities such as partnerships need to consider the effect of income taxes in their financial statements. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. The Company will be required to adopt FIN 48 in its fiscal year 2009 annual financial statements. Management is currently assessing the impact of FIN 48 on the Company's financial statements.

Note 2. Related Party Transactions

Clark provides the Company certain operational and administrative services for which the Company pays an administrative fee. The administrative fee is negotiated annually between the Company and Clark. The administrative fee for the year ended March 31, 2008 totaled $20,000, which was paid by the Parent on behalf of the Company and recorded as a capital contribution by the Parent.

Fee revenue earned for realty asset management for the year ended March 31, 2008 totaled $215,364, and is receivable from Clark at March 31, 2008.

Expenses paid on the Company's behalf are recorded as capital contributions made by the Parent. Such expenses totaled $357,306 during the year ended March 31, 2008. In addition, the Company settles certain balances due from the Parent against capital distributions. A receivable due from the Parent of $65,000 was settled in this manner during the year ended March 31, 2008.

Note 3. Lease Commitment

The Company is lessee of office space under an operating lease expiring December 31, 2008. The Company's rent expense totaled $14,400 for the year ended March 31, 2008. The Company's future minimum obligations under the noncancelable operating lease at March 31, 2008 for the year ending March 31, 2009 are $10,800.

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the rule, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At March 31, 2008, the Company had net capital of $(96,407), which is a $109,598 deficiency of required net capital of $13,191. The Company's ratio of aggregate indebtedness to net capital is not meaningful at March 31, 2008 due to the net capital deficiency. Effective May 31, 2008, the Company is in compliance with its net capital requirements.

Duxbury Financial LLC

Statement of Financial Condition
March 31, 2008

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Act of 1934

McGladrey & Pullen
Certified Public Accountants

Duxbury Financial LLC

Statement of Financial Condition
March 31, 2008

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Act of 1934.

END

McGladrey & Pullen
Certified Public Accountants